STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, NC 27804
252-972-9922

July 27, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Starboard Investment Trust (the “Trust”)
File No.  333-159484
Request for Withdrawal of Amendment

Ladies and Gentlemen,

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Trust's Post-Effective Amendment No. 1 filed with respect to the Adaptive Growth Opportunities ETF (S000070423). The post-effective amendment was filed on Form N-14 on July 23, 2021 (EDGAR Accession Number: 0001464413-21-000117).

The withdrawal is being requested as the amendment was filed under the incorrect file number.  No securities were sold in connection with the offering.

If you have any questions concerning the foregoing, please contact the undersigned at 252-984-3807.

Yours truly,

/s/ Tracie A. Coop
Tracie A. Coop, Secretary